Daniel I. Goldberg +1 212 479 6722 dgoldberg@cooley.com	Via EDGAR

July 28, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Bonnie Baynes Lynn Dicker

Re:	Compugen Ltd. Form 20-F for Fiscal Year Ended December 31, 2025 Filed March 2, 2026 File No. 000-30902

Dear Ms. Baynes and Ms. Dicker:

On behalf of Compugen Ltd. (the “Company”), we are providing this letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance (the “Staff”) by letter dated July 17, 2026, with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Form 20-F”) filed on March 2, 2026.

Set forth below are the Company’s responses to the Staff’s Comments. For your convenience, we have incorporated the Staff's Comments in italics into this response letter, followed by the Company’s responses.

Form 20-F for the Fiscal Year Ended December 31, 2025

Item 5. Operating and Financial Review and Prospects
Research and Development Expenses, Net, page 66

1.
Considering the significant research and development expenses you have historically incurred and expect to continue to incur, in future filings, please expand your disclosures to include disaggregated disclosures for your research and development expenses, for example by product candidates, by program, and/or by nature of costs. Please also disclose whether you track external costs by product candidates and/or by program, and if not, please disclose that fact and the reason in future filings.

RESPONSE: The Company acknowledges the Staff’s Comment and respectfully advises the Staff that the Company tracks external research and development expenses on a clinical trial-specific basis while aggregating such expenses for its preclinical studies. The Company undertakes to provide disclosure substantially in the form presented below in its future filings with the Commission.

Research and development expenses consist primarily of costs incurred for the discovery and development of our product candidates. Given the number of programs that we have and, because some of our clinical trials may combine more than one program, we track the external research and development costs incurred per clinical trial and for preclinical studies, generally, rather than by program or product candidate.

Cooley LLP   55 Hudson Yards New York, New York 10001-2157
t: (212) 479-6000  f: (212) 479-6275  cooley.com

United States Securities and Exchange Commission
July 28, 2026

The following table summarizes our components of research and development expenses (U.S. Dollars in millions):

[period ended]
	[year]	[year]
Clinical trials related research and development expenses:
MAIA-ovarian trial external expenses	$	$
Triple combination of COM701, COM902 and pembrolizumab trial external expenses
Other clinical trials external expenses
Personnel and other expenses
Preclinical related research and development expenses:
Preclinical external expenses
Personnel and other expenses
Total	$	$

Note 2. Significant Accounting Policies

j. Revenue Recognition, page F-16

2.
As it relates to your 2023 Gilead License Agreement, you disclose that you identified three distinct performance obligations and that the transaction price was allocated to these performance obligations based on their relative standalone selling price. Please revise your future filings to quantify the amount of the transaction price allocated to each unsatisfied (or partially satisfied) performance obligation as of the end of each reporting period and an explanation as to the period over which you expect to recognize the remaining revenue. In this regard, we note that $35.9 million remains unrecognized as deferred revenue, and that you expect to recognize 31% of the remaining performance obligations over the next 12 months with the remainder through 2029. It is not clear, however, to which performance obligation(s) this deferred revenue relates and when each is expected to be recognized. Refer to ASC 606-10-50-13.

RESPONSE: The Company respectfully advises the Staff that, upon inception of the 2023 Gilead License Agreement, it identified three performance obligations. The agreement also provided Gilead with an option to purchase drug supply of GS-0321. The Company concluded that this option did not provide a material right and therefore did not represent a separate performance obligation. During the first half of 2026, Gilead exercised its option to purchase additional goods and services related to the supply of GS-0321. The Company undertakes to update its disclosure in future filings with the Commission to reflect the exercise of this option.

The Company further advises the Staff that revenue associated with two of the three performance obligations originally identified ((i) the delivery of the GS-0321 License and (ii) the preclinical research and development activities towards IND approval of GS-0321) have been fully recognized as of December 31, 2025. In order to address the Staff's Comment, the Company undertakes to update future filings with the Commission to provide enhanced disclosures regarding its remaining performance obligations ((i) Phase 1 research and development activities and (ii) GS-0321 drug supply as detailed above), including the amount of the transaction price allocated to each unsatisfied (or partially unsatisfied) performance obligation and the expected timing of revenue recognition, in accordance with ASC 606-10-50-13.

Cooley LLP   55 Hudson Yards New York, New York 10001-2157
t: (212) 479-6000  f: (212) 479-6275  cooley.com

United States Securities and Exchange Commission
July 28, 2026

We hope that the foregoing has been responsive to the Staff’s Comments. Please contact me at (212) 479-6722 with any questions or further comments regarding our response.

Sincerely,

Cooley LLP

/s/ Daniel I. Goldberg

Daniel I. Goldberg

cc:	Eran Ben Dor, Compugen Ltd. David Silberman, Compugen Ltd. Amiti Rothstein, Cooley LLP

Cooley LLP 55 Hudson Yards New York, New York 10001-2157 t: (212) 479-6000 f: (212) 479-6275 cooley.com